Contact

www.linkedin.com/in/melinda-yormick (LinkedIn)

Top Skills

Team Leadership
Process Mapping
Lean Processes

Melinda Yormick

Founder and CEO @ CLARA | Executive MBA
Seattle, Washington, United States

Experience

CLARA

Founder and CEO
May 2022 - Present (3 years 3 months)
United States

Swedish

Nurse Manager, Neuro/Spine Surgery and Interventional Spine Center
June 2021 - April 2022 (11 months)
Seattle, Washington, United States

Virginia Mason Medical Center

Operating Room Assistant Nurse Manager
October 2019 - June 2021 (1 year 9 months)
Seattle, Washington, United States

Anchor Healthcare Staffing

Registered Nurse Operating Room
April 2019 - October 2019 (7 months)
Seattle, Washington, United States

Travel Nurse at Swedish Medical Center

AMN Healthcare

Registered Nurse Operating Room
May 2015 - May 2019 (4 years 1 month)
Seattle, Washington, United States

Travel Nurse: Harborview Medical Center, University of Washington Medical Center, Virginia Mason Medical Center, Bellevue Surgery Center

University of Rochester Medical Center

Registered Nurse Operating Room
December 2013 - May 2015 (1 year 6 months)
Rochester, New York, United States

Education

University of Washington - Michael G. Foster School of Business
Executive MBA, Business, Management, Marketing, and Related Support Services · (July 2022 - July 2024)

D'Youville College
Bachelor's degree, Registered Nurse

D'Youville University
Bachelor's degree, Registered Nursing/Registered Nurse